J.P.Morgan

January 18, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form F-4 (Registration No. 333-274832)

To whom it may concern:

We write regarding the above-referenced registration statement (the "Registration Statement") of Crown LNG Holdings Limited (the "Issuer") concerning a proposed business combination (the "Transaction") between the Issuer, Catcha Investment Corp (the "SPAC") and Crown LNG Holding AS (the "Target"). As of the date of this letter, the Registration Statement has not yet been declared effective.

This letter is to advise you that, effective as of August 10, 2023, our firm has resigned from, and ceased or refused to act in, every office, capacity, and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction. We further advise you that neither our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act of 1933 (the "Securities Act")) nor any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. In connection with our role as underwriter for the SPAC's initial public offering, we have waived our entitlement to the payment of any deferred compensation.

Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

Sincerely,

J.P. Morgan Securities LLC

By: _Peter Castoro_
Name: Peter Castoro
Title: Vice President

cc: Crown LNG Holdings Limited